UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Strathmore Minerals Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

862920

(CUSIP Number of Class of Securities)

Susan Garrod

12 Castle Street

St. Helier, Jersey

Channel Islands

JE2 3RT

With copies to:

D’Arcy Nordick

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON, M5L 1B9

Fax:  416-947-0866

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2010

(Date of Event Which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

CUSIP No. 862920

(1)	Name of Reporting Person Pala Investments Holdings Limited S.S. or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds WC (see Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 9,972,091(1)

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 9,972,091(1)

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,972,091(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 10.91%(2)

(14)	Type of Reporting Person CO

(1) This total includes the common shares of Strathmore Minerals Corp. issuable upon exercise of the 3,636,364 Warrants to purchase common shares of Strathmore Minerals Corp. held by the Reporting Persons.

(2) This percentage is calculated on a partially diluted basis based on a total of 87,798,305 outstanding, common shares as reported by Strathmore Minerals Corp.’s in its interim financial statements for the six month period ended June 30, 2010, plus the 3,636,364 common shares issuable upon exercise of the Warrants owned by the Reporting Persons.

Schedule 13D

CUSIP No. 862920

(1)	Name of Reporting Person Vladimir Iorich S.S. or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF (see Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 9,972,091(1)

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 9,972,091(1)

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,972,091(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 10.91%(2)

(14)	Type of Reporting Person IN

(1) This total includes the common shares of Strathmore Minerals Corp. issuable upon exercise of the 3,636,364 Warrants to purchase common shares of Strathmore Minerals Corp. held by the Reporting Persons.

(2) This percentage is calculated on a partially diluted basis based on a total of 87,798,305 outstanding, common shares as reported by Strathmore Minerals Corp.’s in its interim financial statements for the six month period ended June 30, 2010, plus the 3,636,364 common shares issuable upon exercise of the Warrants owned by the Reporting Persons.

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D relates to the common shares (“Common Shares”) of Strathmore Minerals Corp. (the “Company”), a corporation incorporated under the laws of British Columbia, Canada, is being filed on behalf of the Reporting Persons to amend the Schedule 13D, which was originally filed with the Securities and Exchange Exchange Commission (the “SEC”) on January 19, 2010 (the “Schedule 13D”). (the “Statement”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as amended by the Amendment No. 2, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.

Item 4.	Purpose of Transaction

Pala acquired the Common Shares and Warrants of the Company for investment purposes. The Reporting Persons may seek at any time to dispose all or a portion of the Common Shares and/or Warrants, through open market transactions, negotiated transactions or otherwise. In addition, the Reporting Persons may acquire additional Common Shares and/or Warrants of the Company, whether through prospectus offerings, on the open market, through private transactions or through other forms of acquisition, subject to market conditions.

Pala currently has no plan or proposal with respect to the Company which relates to or could result in any of the matters listed in items 4(a)-(j) of Schedule 13D. The Reporting Persons continue to consider and evaluate strategic alternatives, including entering into transactions which may relate to or result in one or more events listed in items 4(a)-(j) of Schedule 13D. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

Item 5.	Interest in Securities of the Issuer

(a) As of October 5, 2010, Pala owned 6,335,727 Common Shares, representing approximately 7.21% of the outstanding Common Shares of the Company.  As of October 5, 2010, Pala also owned 3,636,364 Warrants to purchase 3,636,364 Common Shares of the Company within two years of January 20, 2010 for CDN$0.75 per Common Share.

(b) Pala has the sole power to direct the voting and disposition of 9,972,091 Common Shares, including the Common Shares issuable upon exercise of the Warrants owned by Pala. By virtue of his position as the indirect owner of Pala, Iorich may be deemed to beneficially own the 9,972,091Common Shares of the Company beneficially owned by Pala.

(c) Except as disclosed in this Item 5 of this Schedule 13D, neither Pala nor Iorich, nor, to the best knowledge of Pala and Iorich, any of the directors or executive officers of Pala has effected any transaction in the Company’s Common Shares in the 60 days prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1            Joint Filing Agreement dated as of October 7, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.1 is true, complete and correct.

Dated: October 7, 2010.

PALA INVESTMENTS HOLDINGS LIMITED

	By:	(Signed) Susan Garrod
Name: Susan Garrod
Title: Executive Director

	By:	(Signed) Vladimir Iorich
Name: Vladimir Iorich

Annex A

Information with respect to Pala’s directors and executive officers is set forth in Annex A to this Amendment No.1 and is incorporated herein by reference.

Directors and Executive Officers of Pala

Name	Office Held at Pala	Common Shares Beneficially Owned
Susan Garrod	Director	Nil

David Hopkins	Director	Nil

Keith Mackenzie	Director	Nil

EXHIBIT INDEX

Exhibit 99.1            Joint Filing Agreement dated as of October 7, 2010.